UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Versant Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
925284309
(CUSIP Number)
Andalusian Capital Partners, LP
Two Greenwich Office Park, Suite 300
Greenwich, Connecticut 06831
Attention: Michael Reeber
Telephone Number: (212) 485-7550
Fax: (203) 724-2040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
September 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Corporate Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		182,385

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		182,385

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	182,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		182,385

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		182,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	182,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		182,385

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		182,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	182,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Michael Reeber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		182,385

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		182,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	182,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Harrison M. Wreschner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		182,385

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		182,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	182,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
This Amendment No. 1 (this “Amendment”) to the Schedule 13D intially filed on May 24, 2011 (the “Schedule 13D”) relates to shares of Common Stock, no par value (the “Common Stock”), of Versant Corporation, a California corporation (the “Issuer”), and is being filed on behalf of (i) Andalusian Corporate Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“Andalusian Master Fund”); (ii) Andalusian Capital Partners, LP, a Delaware limited partnership and investment manager of Andalusian Master Fund (“Andalusian Capital”); (iii) Andalusian Capital Partners GP, LLC, a Delaware limited liability company and general partner of Andalusian Capital (“Andalusian Capital GP”); (iv) Mr. Michael Reeber, a manager of Andalusian Capital GP (“Mr. Reeber”); and (v) Mr. Harrison M. Wreschner, a manager of Andalusian Capital GP (“Mr. Wreschner”). The persons mentioned in (i) — (v) above are referred to as the “Reporting Persons.” All shares of Common Stock reported in this Amendment are held by Andalusian Master Fund. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.
Item 3 of the Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds
As of the date hereof, the Reporting Persons have invested in Common Stock of the Issuer in the aggregate amount of: $2,603,856.68. Currently, all Common Stock of the Issuer as of the date hereof is held by Andalusian Master Fund. The above amount excludes any commissions incurred in making the investments. The source of these funds was the working capital of Andalusian Master Fund.
Item 4 of the Schedule 13D is hereby amended by adding the following:
Item 4. Purpose of the Transaction
On September 22, 2011, the Reporting Persons sent the Issuer’s board of directors (the “Board”) a letter requesting that the Issuer continue its share repurchase program, institute an on-going annual dividend and pay the shareholders a special dividend, as well as suggesting that the Board explore opportunities to take the Issuer private, among other items.
Item 5 of the Schedule 13D is hereby amended as follows:
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, (i) Andalusian Master Fund beneficially owns 182,385 shares of Common Stock of the Issuer, which represents 6.2% of the Issuer’s outstanding Common Stock, and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner beneficially own 182,385 shares of Common Stock of the Issuer held by Andalusian Master Fund, which represents 6.2% of the Issuer’s outstanding Common Stock. These percentage were calculated by dividing (i) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, by (ii) 2,950,195 Shares outstanding, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on September 14, 2011.

(b) (i) Andalusian Master Fund has the sole power to vote and dispose of the 182,385 shares of Common Stock of the Issuer it holds directly; and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner have the shared power to vote and dispose of the 182,385 shares of Common Stock of the Issuer held by Andalusian Master Fund.
The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 182,385 shares of Common Stock held by Andalusian Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims beneficial ownership.
(c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Common Stock were effected in the open market, and the reported price per share excludes commissions.
(d) Not Applicable.
(e) Not Applicable.
Item 7 of the Schedule 13D is hereby supplemented as follows:
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Letter to the Issuer from the Reporting Persons dated as of the 22nd day of September, 2011.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2011

ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P. By: Andalusian Corporate Opportunities GP, LLC, its general partner

By:	/s/ Michael Reeber
	Name:	Michael Reeber
	Title:	Manager

ANDALUSIAN CAPITAL PARTNERS, LP By: Andalusian Capital Partners GP, LLC, General Partner
By:	/s/ Michael Reeber
	Name:	Michael Reeber
	Title:	Manager

ANDALUSIAN CAPITAL PARTNERS GP, LLC
By:	/s/ Michael Reeber
	Name:	Michael Reeber
	Title:	Manager

/s/ Michael Reeber
Michael Reeber

/s/ Harrison M. Wreschner
Harrison M. Wreschner

APPENDIX 1

		Number of Shares	Price Per
Transaction Date	Reporting Person	Purchased/(Sold)	Share
7/29/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	600	$11.5533
8/3/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$10.9600
8/4/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$11.0500
8/18/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	800	$10.5963
8/22/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$10.1900
8/23/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	300	$10.2000
8/24/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$10.1500
8/25/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	200	$10.0100
8/26/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	500	$10.3940
8/29/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(100)	$10.9500
8/30/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	265	$11.0009
8/31/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	800	$11.3819
9/7/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1800	$11.5064
9/12/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	201	$11.2189
9/13/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(100)	$11.2000
9/13/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	729	$11.0595
9/14/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1461	$11.1414
9/15/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(600)	$11.3350
9/15/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$11.3700
9/16/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(200)	$11.4750
9/16/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	31	$11.2597
9/19/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	800	$11.4175
9/20/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(200)	$11.4000
9/20/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	900	$11.3767